April 14, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMed Pharmaceuticals Inc. Registration Statement on Form S-3 Filed April 7, 2022 File No. 333-264187

Ladies and Gentlemen:

On behalf of InMed Pharmaceuticals Inc., a British Columbia corporation (the “Company”), the undersigned hereby respectfully submits its request for acceleration of effectiveness. Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on Monday, April 18, 2022, or as soon as practicable thereafter.

Please notify Brian P. Fenske of Norton Rose Fulbright US LLP, counsel to the Company, at (713) 651-5557, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

InMed Pharmaceuticals Inc.

By:	/s/ Eric A. Adams
Name:	Eric A. Adams
Title:	President and Chief Executive Officer